

Mail Stop 4561

April 19, 2017

Amer Samad
Chief Executive Officer
Original Source Entertainment, Inc.
24 Turnberry Drive
Williamsville, NY 14221

> **Re:** **Original Source Entertainment, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2017**
> **File No. 000-54716**

Dear Mr. Samad:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Stephen E. Fox
        Michael Williams
        Ruskin Moscou Faltischek, P.C.